OMB APPROVAL
OMB Number: 3235-0058
Expires: March 31, 2006
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Terayon Communication Systems, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
4988 Great America Parkway

Address of Principal Executive Office (Street and Number)
Santa Clara, CA 95054

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Terayon Communication Systems, Inc. (the "Company") is not able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 with the Securities and Exchange Commission on a timely basis without unreasonable effort or expense for the reasons described below.

On March 1, 2006, the Company announced that it will restate its consolidated financial statements for the year ended December 31, 2004, and for the four quarters of 2004 and the first two quarters of 2005. The filing of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 have been delayed pending the completion of the Company's restatement of consolidated financial statements for such periods. The restatements and, if necessary, the re-audit of its financial statements for the year ended December 31, 2004 will not be completed in sufficient time for the Company and its independent auditors to complete the audit of its financial statements for the year ended December 31, 2005 and the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2005, within the prescribed period. No determination has yet been made by the Company and its independent auditors as to the extent and magnitude of all changes that will be required as a result of the restatement.

The Company did not represent in Part II of this Form 12b-25 that it would be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 by March 31, 2006, which is required by SEC rules to obtain a 15-day extension of the filing deadline. The Company does not believe at this time that it will be able to file its Form 10-K by that date. The Company previously provided additional information concerning the status of these reviews and the Company's current expectations on this and related topics in its press release dated March 1, 2006.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Mark Richman	408	235-5702
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☐ No ☒*

*Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒** No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

** Financial statements and data for the year ended December 31, 2005 and the period ended September 30, 2005, are currently being audited and reviewed, as applicable, by the Company's independent public accounting firm, Stonefield Josephson, Inc. Following the audit and the restatements of the Company's consolidated financial statements, certain adjustments will be necessary. Therefore, the Company is unable to estimate at this time what changes will be reflected in its 2005 results of operations compared to its 2004 results of operations.

Terayon Communication Systems, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2006	By:	/s/ Mark Richman

			Name:	Mark Richman
			Title:	Chief Financial Officer